TopCap Partners, Inc.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2023

Assets

Cash	$	72,864
Accounts Receivable, net		447,110
Total Assets	$	519,974

Liabilities and Stockholder Equity

Liabilities

Accounts payable	$	20,592
Total Liabilities		20,592

Stockholder Equity

Common stock - par value $0 - 200 shares authorized, 200 shares issued and outstanding		200
Additional paid-in capital		34,800
Retained earnings		464,382
Total Stockholder Equity		499,382
Total Liabilities & Stockholder Equity	$	519,974